August 10, 2010
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Justin Dobbie

Re:	Panera Bread Company Form 10-K: For the Fiscal Year ended December 29, 2009 Filed March 1, 2010 File No. 000-19253
Ladies and Gentlemen:
This letter relates to the letter, dated August 2, 2010 (the “Letter”), from Justin Dobbie of the Staff of the U.S. Securities and Exchange Commission to Ronald M. Shaich, Executive Chairman of Panera Bread Company (the “Company”).
On behalf of the Company, and as discussed by telephone with Mr. Dobbie on August 10, 2010, this letter confirms that the Company will respond to the Letter on or before August 30, 2010.
If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at 617-526-6443, or David Westenberg of WilmerHale at 617-526-6626.
Very truly yours,
/s/ Clark W. Petschek
Clark W. Petschek

cc:	Scott Blair, Panera Bread Company David A. Westenberg, WilmerHale